

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

David Quinn
Chief Financial Officer
Atlas Technical Consultants, Inc.
13215 Bee Cave Parkway
Building B, Suite 230
Austin, TX 78738

       Re: Atlas Technical Consultants, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed March 16, 2020
           File No. 001-38745

Dear Mr. Quinn:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services